Mail Stop 3561

November 28, 2007

David Chin, Chief Executive Officer
U.S. Biodefense, Inc.
375 South 6th Avenue
City of Industry, CA 91746

> **Re:** **U.S. Biodefense, Inc.**
> **Information Statement on Schedule 14C**
> **Filed November 1, 2007**
> **Form 10-KSB filed March 15, 2007**
> **File No. 0-31431**

Dear Mr. Chin:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement on Schedule 14C filed November 1, 2007

General

1.	We note the press release your subsidiary, Emergency Disaster Systems, Inc., issued on August 29, 2007 indicating that it planned on filing a Form SB-2 registration statement to distribute shares of common stock. Please tell us whether you have effectuated the share distribution and, if so, why EDS has not yet filed a registration statement. If you believe that the share distribution does not require registration, please provide us with your analysis. In this regard, we refer you to SEC Staff Bulletin No. 4 (CF), September 16, 1997, located at http://www.sec.gov/interps/legal/slbcf4.txtj for the Division's views regarding Section 5 of the Securities Act and spin-offs.

Notice of Action by Written Consent of Shareholders

2.	In the second paragraph of your letter to stockholders, you state that "the corporate action is expected to be taken by consent of the holders of a majority of the shares outstanding, pursuant to Nevada law." It appears that you are incorporated in Utah. Please revise to remove this inconsistency.

Proposal

Effect of the Split

3.	In the third paragraph of this discussion, you indicate that "the number of shares of [y]our common stock issued and outstanding would be increased following the effective time of the split…" Yet in the next paragraph you indicate that the number of shares outstanding "after the forward split," where we presume you mean to refer to "reverse split," the number of shares you disclose will be reduced, not increased, following the split. Please revise to clarify these inconsistencies here and in your discussion under "Vote Required."

Summary Compensation Table

4.	We note that you disclose your compensation granted in year 2007 in the Summary Compensation Table. Considering it appears that you are providing compensation information for the current fiscal year, please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. For example, please update your Summary Compensation Table to re-format the table in accordance with the new disclosure requirements. We note that at the time you filed your Schedule 14C you were not expected to comply with the new disclosure requirements, however, your current fiscal year will be complete within the next few days and you are already disclosing 2007 compensation, so please revise your disclosure accordingly. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the "Executive Compensation and Related

Person Disclosure Transition Questions and Answers" located at our web-site at
www.sec.gov.

5.   We note that you have awarded Mr. David Chin a restricted stock award in 2007. Please
provide disclosure in a footnote of the dollar amount recognized for financial statement
reporting purposes with respect to the fiscal year in accordance with FAS 123R. See
Item 402(b)(2)(v) of Regulation S-B.

6.   Please provide a narrative description of any material factors necessary to an
understanding of the information relating to the restricted stock awards grant as disclosed
in the Summary Compensation Table. See Item 402(c) of Regulation S-B.

Form 10-KSB for the Fiscal Year Ended November 30, 2006

General

7.   In accordance with Item 310 of Regulation S-B, please amend your Form 10-KSB for the
fiscal year ended November 30, 2006 to include an audited Consolidated Statements of
Stockholders' Equity and Consolidated Statement of Cash Flows for the fiscal years
ended November 30, 2006 and 2005.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and they have provided all information investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Senior Accountant, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director